TRC Markets LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations will consist of primarily agency execution, proprietary trading in, but not limited to, exchange-traded funds ("ETFs"), equities and futures in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2015. The Company received approval from the SEC and FINRA on January 20, 2015.

The Company operates pursuant to SEC Rule 15C3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent remains subject to income tax audits for the period after 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (first year of operations) and that equity capital may not be withdrawn or cash dividends paid if the following aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $1,754,100, which was 754,100 in excess of its minimum requirement of $1,000,000.

NOTES TO FINANCIAL STATEMENTS

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3. **Concentrations of credit risk**

The Company maintains its cash balances in various financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

4. **Related party transactions**

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, office and administrative support services, travel expenses, and other employee related expenses. For the period from January 20, 2015 through December 31, 2015, the total fees charged by the Parent were $1,692,250, which is reflected on the Statement of Operations. As of December 31, 2015, $1,692,250 is due to the Parent related to these expenses, which is included in due to Parent amount on the Statement of Financial Condition.